SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated July 10, 2018	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date:	July 16, 2018

Exhibit 99.1

China Distance Education Holdings Limited Increases Investment in Beijing Ruida

BEIJING, China, July 10, 2018 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that it signed a definitive agreement to acquire an additional 11% equity interest in Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”), a leading provider of exam preparation services for participants in China’s national judicial examination, for a total consideration of RMB52.8 million ($8.0 million), subject to adjustments under certain pre-agreed conditions, bringing the Company’s total equity interest in Beijing Ruida to 51%. In addition, CDEL maintains the right, at its option, to further increase its equity interest in Beijing Ruida up to 60% before April 2019 under certain pre-agreed conditions. The acquisition of the additional 11% equity interest in Beijing Ruida is an all-cash transaction, and is expected to close in the fourth quarter of fiscal 2018.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “Our investment in Beijing Ruida is ideally aligned with our strategy to build a comprehensive legal education vertical.” Mr. Zhu added, “Beijing Ruida is very well positioned in China’s legal education market due to its highly acclaimed instructors, best-of-breed educational content, and innovative new media marketing strategy. As a result of Beijing Ruida’s outstanding performance in 2017, we have decided to increase our equity stake in Beijing Ruida ahead of April 2019.”

Mr. Xiuyong Zhong, Founder and Chairman of Beijing Ruida, said, “CDEL and Beijing Ruida share the common goal of providing best-of-breed education services to help professionals seeking career advancement. We believe Beijing Ruida’s emphasis on delivering high-quality educational content and services for participants in China’s national judicial examination will further complement CDEL’s comprehensive lifelong learning ecosystem.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The Company may not realize the anticipated benefits of the investment in Beijing Ruida. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

Contacts:

China Distance Education Holdings Limited Jiao Jiao Tel: +86-10-8231-9999 ext 1826 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

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